Filed by Market Vectors ETF Trust (Commission File Nos. 333-123257; 811-10325)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Companies: Biotech HOLDRS Trust (Commission File No. 001-15044)
Oil Service HOLDRS Trust (Commission File No. 001-16311)
Pharmaceutical HOLDRS Trust (Commission File No. 001-15653)
Regional Bank HOLDRS Trust (Commission File No. 001-15965)
Retail HOLDRS Trust (Commission File No. 001-16369)
Semiconductor HOLDRS Trust (Commission File No. 001-15855)

Conference Call Invitation: 10/12/11 at 4:15 PM

Van Eck Plans Exchange Offers for
OIH and Five Other HOLDRS

Van Eck® Global has filed exchange offer documents with the SEC in connection with a plan to allow holders of six Merrill Lynch-sponsored HOLDRS Trusts (OIH, SMB, PPH, BBH, RTH and RKH) to exchange their receipts for shares of six new corresponding Market Vectors® exchange-traded funds (ETFs). The exchange offer sale is expected to commence in the fourth quarter of 2011.

As a result of the filing, Van Eck can now offer more information regarding potential advantages of the exchange offers, tax implications, options trading and more. Join Jan van Eck, Principal; Adam Phillips, Managing Director; and Glenn Smith, National Sales Manager, as they discuss the exchange offer in detail and answer any questions you may have. View details regarding the exchange offers at vaneck.com/holdrs.

CONFERENCE CALL DETAILS

Wednesday,
October 12, 2011
4:15 PM (EST)

Outlook	Duration: 45 min.

Dial toll-free (U.S./Canada): 888.312.3054
Dial (Int’l): 719.325.2129
Participant Passcode: 3407479

DOWNLOAD TERM SHEET

This conference call is for financial professionals only and is closed to the public

Van Eck Global
335 Madison Avenue New York, NY 10017 800.826.2333 | info@vaneck.com vaneck.com

FINANCIAL PROFESSIONALS ONLY. Not for use with the general public.

The information contained in the registration statements for the new ETFs referred to herein is not complete and may be changed. Van Eck may not sell these securities until the registration statements filed with the Securities and Exchange Commission become effective. The prospectus (or Statement of Additional Information) contained in each registration statement is not an offer to sell the securities referenced therein and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This Email is neither an offer to buy nor a solicitation of an offer to sell any of the HOLDRS or new ETF shares. The exchange offer will be made only pursuant to the exchange offer documents, will be distributed to holders of the outstanding HOLDRS, and have been filed with the Securities and Exchange Commission (the “SEC”) as part of the Registration Statement. INVESTORS AND SECURITY HOLDERS OF HOLDRS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER, INCLUDING THE RISKS OF PARTICIPATING IN THE EXCHANGE OFFERS. SUCH DOCUMENTS ARE AVAILABLE FREE OF CHARGE THROUGH THE WEBSITE MAINTAINED BY THE SEC AT SEC.GOV, BY CALLING THE SEC AT 800.SEC.0330, OR BY DIRECTING A REQUEST TO D.F. KING & CO., THE INFORMATION AGENT, AT 800.290.6424.

All information in this Email (other than opinions or expectations) concerning applicable HOLDRS, including their business and operations was provided by Merrill Lynch & Co. Inc. All information in this Email concerning Van Eck ETFs, including its business, operations and financial results, was provided by Van Eck. Information on HOLDRS assets under management and trading volume was sourced from Bloomberg.

Certain statements made in this Email that are not historical facts are referred to as “forward-looking statements” under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of Van Eck and the ETFs managed by Van Eck and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Van Eck and the ETFs managed by Van Eck undertake no responsibility to update publicly or revise any forward-looking statements.

Investing involves substantial risk and high volatility, including possible loss of principal. An investor should consider the investment objective, risks, charges and expenses of a new ETF carefully before investing. Please read the prospectus and summary prospectus carefully before investing.

Investors may obtain free copies of the prospectus and summary prospectus, exchange offer documents, and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the prospectus and summary prospectus, exchange offer documents and other documents filed with the SEC may also be obtained after the registration statements become effective by directing a request to: Van Eck Securities Corporation, Distributor, 335 Madison Avenue, New York, NY 10017 or by calling: 800.826.2333 or visiting vaneck.com/etf.

The indexes referred to herein are published by and are the exclusive property of Market Vectors Index Solutions GmbH, which has contracted with Structured Solutions AG to maintain and calculate the Indexes. Structured Solutions AG uses its best efforts to ensure that the Indices are calculated correctly. Structured Solutions AG has no obligation to point out errors in the Indices to third parties.

Van Eck Securities Corporation, Distributor
335 Madison Avenue | New York, NY 10017